Exhibit 99.2

ASX ANNOUNCEMENT 20 NOVEMBER 2025 Radiopharm Theranostics Limited Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia ABN: 57 647 877 889 Results of Annual General Meeting Sydney, Australia – 20 November 2025 – Radiopharm Theranostics (ASX:RAD) advises that all resolutions considered at the Annual General Meeting held today were carried by poll. In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, details of the proxies received and votes cast in respect of each resolution are attached. As more than 75% of votes received were cast in favour of Resolution 1, Resolution 10 was withdrawn. Further to the announcement on 19 November 2025 regarding the appointment of Mr Bruce Goodwin as a Non - Executive Director, the Company confirms the re - appointment of Mr Bruce Goodwin as a Non - Executive Director under section 201H(1) of the Corporations Act 2001 following the end of the Annual General Meeting. Phillip Hains Joint Company Secretary

Disclosure of Proxy Votes

Radiopharm Theranostics Limited

Annual General Meeting

Thursday, 20 November 2025

Automic
GPO Box 5193, Sydney, NSW 2001
P 1300 288 664 (aus) or +61 (0)2 9698 5414 (world)
F +61 (0)2 8583 3040 E hello@automic.com.au
ABN 27 152 260 814

In accordance with section 251AA of the Corporations Act 2001, the following information is provided in relation to resolutions put to members at the meeting.

			Proxy Votes				Poll Results (if applicable)			Results	
Resolution	**Decided by Show of Hands (S) or Poll (P)**	**Total Number of Proxy Votes exercisable by proxies validly appointed**	**FOR**	**AGAINST**	**ABSTAIN**	**PROXY'S DISCRETION**	**FOR**	**AGAINST**	**ABSTAIN**	**OUTCOME**	**S250U APPLICABLE**
1 Remuneration Report	P	1,084,096,640	911,862,142 84.11%	172,036,162 15.87%	29,396,870	198,336 0.02%	912,142,333 84.13%	172,036,162 15.87%	29,396,870	Carried	No
2 Re-election of Director – Mr Paul Hopper	P	1,109,857,736	935,063,731 84.25%	174,695,669 15.74%	162,110,786	98,336 0.01%	935,243,922 84.26%	174,695,669 15.74%	162,110,786	Carried	n/a
3 Re-election of Director – Ms Hester Larkin	P	1,271,570,902	1,107,334,584 87.08%	164,037,982 12.90%	397,620	198,336 0.02%	1,107,614,775 87.10%	164,037,982 12.90%	397,620	Carried	n/a
4 Ratification of prior issue of Placement Shares to Lantheus	P	987,926,986	976,340,262 98.83%	11,488,388 1.16%	1,083,023	98,336 0.01%	976,520,453 98.84%	11,488,388 1.16%	1,083,023	Carried	n/a
5 Approval to issue Equity Securities under Omnibus Incentive Plan	P	1,084,572,755	904,596,999 83.41%	179,920,185 16.59%	187,395,767	55,571 0.01%	904,734,425 83.41%	179,920,185 16.59%	187,395,767	Carried	n/a
6 Approval to issue Incentive Options to Director – Mr Paul Hopper	P	1,084,862,909	904,454,681 83.37%	180,352,657 16.62%	93,534,185	55,571 0.01%	904,592,107 83.38%	180,352,657 16.62%	93,534,185	Carried	n/a
7 Approval to issue Incentive Options to Director – Mr Riccardo Canevari	P	1,084,862,909	1,012,916,596 93.37%	71,790,742 6.62%	187,105,613	155,571 0.01%	1,013,154,022 93.38%	71,790,742 6.62%	187,105,613	Carried	n/a
8 Approval to issue Incentive Options to Director – Mr Ian Turner	P	1,084,812,909	914,247,461 84.28%	170,409,877 15.71%	187,155,613	155,571 0.01%	914,484,887 84.29%	170,409,877 15.71%	187,155,613	Carried	n/a

Proxy Votes Poll Results (if applicable) Results Resolution Decided by Show of Hands (S) or Poll (P) Total Number of Proxy Votes exercisable by proxies validly appointed FOR AGAINST ABSTAIN PROXY'S DISCRETION FOR AGAINST ABSTAIN OUTCOME S250U APPLICABLE 9 Approval of 10% capacity under Listing Rule 7.1A P 1,228,497,414 1,160,228,155 94.44% 68,113,688 5.54% 43,471,108 155,571 0.01% 1,160,465,581 94.46% 68,113,688 5.54% 43,471,108 Carried n/a 10 Contingent business - Board Spill Meeting (conditional item) If less than 25% of the votes cast on Resolution 1 are voted against adoption of the Remuneration Report, the Chair will withdraw Resolution 10. IMPORTANT - The Board strongly recommends you vote against Resolution 10. - 1,112,253,075 264,532,620 23.78% 847,664,884 76.21% 1,240,435 55,571 0.00% Resolution withdrawn - n/a